MeetMe, Inc.

100 Union Square Drive

New Hope, PA 18938

September 5, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Ajay Koduri

Re:          MeetMe, Inc. (the “Company”)

Registration Statement on Form S-3 (Filing No. 333-190689)

Dear Mr. Koduri:

As per your conversation on September 5, 2013 with our counsel, James W. McKenzie, Jr. of Morgan, Lewis & Bockius LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Monday, September 9, 2013, at 3:00 p.m. Eastern Time or as soon thereafter as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii) the Company may not and will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

MeetMe, Inc.

By: /s/ Fred Beckley

       Fred Beckley

       General Counsel and

       Executive Vice President, Business Affairs

Enclosures

cc:     James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)

          Tracy S. Dowling (Morgan, Lewis & Bockius LLP)